January 10, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Division of Investment Management

         Re:      Withdrawal of 485A Filing
                  Accession No. 000008803-01-000041
                  ---------------------------------

Dear Sir or Madam:

         Please withdraw the above noted 485A filing. This document should have had an N-30D subhead and not a 485A subhead.

         Please contact me at (617) 295-257 with any questions you may have concerning the foregoing.


                                                    Very truly yours,



                                                    /s/Linda DiSola
                                                    -----------------------
                                                    Linda DiSola
                                                    Manager - Edgar Group